EXHIBIT 99.2
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                              SINOVAC BIOTECH LTD.
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            TO COMMENCE TRADING ON THE AMERICAN STOCK EXCHANGE (AMEX)
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                               ON 8 DECEMBER 2004
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BEIJING,  December 7, 2004 - Sinovac  Biotech Ltd.  ("Sinovac")  ("the Company")
(NASD OTC-BB: SNVBF) announces that the Company will commence trading on the American Stock Exchange under the symbol "SVA" on Wednesday 8 December 2004.

For further details on the Company's approval for listing on AMEX please contact Sinovac Investor Relations toll-free at (888) 888 8312 or 1 604 684 5990 from outside North America.

About the American Stock Exchange
---------------------------------

The American Stock Exchange(R) (Amex(R)) is the only primary exchange that offers trading across a full range of equities, options and exchange traded funds (ETFs), including structured products and HOLDRS(sm). In addition to its role as a national equities market, the Amex is the pioneer of the ETF, responsible for bringing the first domestic product to market in 1993. Leading the industry in ETF listings, the Amex lists 143 ETFs. The Amex is also one of the largest options exchanges in the U.S., trading options on broad-based and sector indexes as well as domestic and foreign stocks. For more information, please visit http://www.amex.com.
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About Sinovac Biotech Ltd.
--------------------------

Sinovac Biotech Ltd. specializes in the research, development, commercialization, and sales of human vaccines for infectious illnesses such as hepatitis A and hepatitis B, influenza, "SARS", and avian flu. Sinovac is one of the leading emerging biotechnology companies in China. Working closely with Chinese public health officials, Sinovac focuses on manufacturing and marketing human-use vaccines and related products, and currently markets its vaccine for hepatitis A. Sinovac is currently the only company in the world to be conducting clinical trials for a vaccine to prevent SARS.

For further information please refer to the Company's filings with the SEC on www.sec.gov or refer to Sinovac's website at www.sinovac.com.
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If you would like to receive  regular  updates on Sinovac please send your email request to info@sinovac.com.
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Contact:   Investor   Relations   at  (888)  888  8312  or  (604)   684-5990  or
info@sinovac.com
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THIS NEWS RELEASE MAY INCLUDE  FORWARD-LOOKING  STATEMENTS WITHIN THE MEANING OF
SECTION 27A OF THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED, AND SECTION 21E OF THE UNITED STATES SECURITIES AND EXCHANGE ACT OF 1934, AS AMENDED, WITH
RESPECT  TO  ACHIEVING  CORPORATE  OBJECTIVES,   DEVELOPING  ADDITIONAL  PROJECT
INTERESTS,   SINOVAC'S   ANALYSIS  OF   OPPORTUNITIES  IN  THE  ACQUISITION  AND
DEVELOPMENT OF VARIOUS PROJECT INTERESTS AND CERTAIN OTHER MATTERS. THESE STATEMENTS ARE MADE UNDER THE "SAFE HARBOR" PROVISIONS OF THE UNITED STATES PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 AND INVOLVE RISKS AND UNCERTAINTIES WHICH COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE IN THE FORWARD-LOOKING STATEMENTS CONTAINED HEREIN. THE AMEX APPROVAL IS CONTINGENT UPON SINOVAC BEING IN COMPLIANCE WITH ALL APPLICABLE LISTING STANDARDS ON THE DATE IT BEGINS TRADING ON THE AMERICAN STOCK EXCHANGE, AND MAY BE RESCINDED IF THE COMPANY IS NOT IN COMPLIANCE WITH SUCH STANDARDS.